FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2004

CF CABLE TV INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |_|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g
3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

CF CABLE TV INC. Filed in this Form 6-K Documents index

1.	Unaudited Consolidated Financial Statements of CF Cable TV Inc. for the quarter ended June 30, 2004; and Report to bondholders (Management Discussion and Analysis for the quarter ended June 30, 2004).

Unaudited financial information

Form 6-K*

for the quarter ended

June 30, 2004

*	This document has not been filed with the U.S. Securities and Exchange Commission (SEC) but has been delivered to the SEC for informational purposes only.

August 18, 2004

CF CABLE TV INC.

Interim Consolidated Financial Statements (Unaudited) Three month and six-month periods ended June 30, 2003 and 2004

Highlights

FINANCIAL STATISTICS

	For the three-month period ended		For the six-month period ended
(in thousands of Canadian dollars)	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004
	(Restated)		(Restated)

Revenues	$40,247	$44,187	$80,504	$87,992
Operating income	14,255	15,091	26,162	27,990
Depreciation and amortization	3,519	3,907	7,004	7,760
Net income	12,280	4,678	24,763	9,684
Cash flows from operating activities	3,816	8,755	5,649	82,465
Acquisition of fixed assets	3,247	8,394	5,713	12,641

CUSTOMER STATISTICS

Home passed (1)			655,958	663,776

Cable

Basic Cable Customers (2)			416,795	414,330
% Penetration (3)			63.5%	62.4%
Basic Cable, Net losses	(5,225)	(2,798)	(7,884)	(3,485)

Digital Cable Customers			43,193	68,548
% Penetration (4)			10.4%	16.5%
Digital Cable, Net additions	2,936	4,410	5,850	13,667

Internet Access

Cable Modem			92,659	118,277
% Penetration (3)			14.1%	17.8%
Cable Modem, Net additions	6210	3,779	6,851	11,218

(1)	Homes passed are number of living units, such as residential homes, apartments and condominium units, passed by the cable television distribution network in a given cable system service area to which we offer the named service.

(2)	Basic customers are customers who received basic cable service, including analogue and digital customers.

(3)	Represents customers as a percentage of homes passed.

(4)	Represents digital customers as a percentage of basic customers.

- 2 -

MANAGEMENT’S DISCUSSION AND ANALYSIS

Certain statements in this report may constitute forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. Words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “projects” and other words or similar expressions are intended to identify forward-looking statements. These forward-looking statements involve significant risks, uncertainties and assumptions and are subject to change upon various factors, including economic conditions, competition, emerging technologies, regulation and other, many of which are beyond our control. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary materially from those as described herein. Any forward-looking statement speak only as of the date on which it was originally made and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This analysis should also be read in conjunction with the Management’s Discussion and Analysis included in our December 31, 2003 Annual Consolidated Financial Statements and the Notes thereto.

General

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP.

As calculated in our interim consolidated financial statements, operating income for us means earnings before depreciation and amortization, financial expenses, gain or loss on foreign currency and dividend income from an affiliated company, income taxes, and non-controlling interest in a subsidiary. Operating income is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because management believes that it is a meaningful measure of performance commonly used in the cable industry and by the investment community to analyse and compare companies. It also facilitates year-over-year comparison of results, since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating revenues.

Significant changes

On January 16, 2004, we contracted a subordinated debt of $165.0 million from Vidéotron (1998) Ltée, an affiliated company. This subordinated debt bears interest at 10.75% per annum and matures on January 16, 2019. On the same day, we invested the whole proceeds of $165.0 million into 165,000 preferred shares, Series D of Vidéotron (1998) Ltée. These shares carry the right to receive an annual dividend of 11% payable in June and December of each year. This transaction was effected to improve the tax consolidation of Vidéotron Ltée and its subsidiaries.

Changes in accounting principles

In 2004, we revised and adopted accounting policy for the timing of revenue and expense recognition regarding connection fees, based on the Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract 141 and 142. We chose to adopt the new policy prospectively without restatement of prior periods.

Effective January 1st, 2004, connection fee revenues are now deferred and recognized as revenue over the average period that customers are expected to remain connected to the network, estimated to be 30 months. The incremental and direct costs related to the connection fees, in an amount not exceeding the revenue, are now deferred and are recognized as an operating expense over the same 30-month period. Previously, the connection fees and their related incremental and direct costs, were recognized immediately in the operating revenues and expenses. This change in accounting policy had no effect on operating income and net income. As of June 30, 2004, $1.1 million of revenues and $0.8 million of expenses has been deferred in relation to this accounting change.

Second Quarter ended June 30, 2004

Consolidated Statements of Income

Consolidated operating revenues for the second quarter ended June 30, 2004 were $44.2 million, compared to $40.2 million for the same period in 2003, an increase of $4.0 million, or 10.0%. The increase would have been $5.1 million or 12.7% if we exclude the impact of the change in accounting policy. This growth was primarily the result of an increase in Internet revenues due to a higher number of high speed Internet customers and an increase in the Internet royalty rate paid by a related company. Other increases in revenues resulted from a price increase we implemented in March 2004 for basic cable, the sale of more lucrative cable television packages and an increase in the sales of set-top boxes to digital cable customers. These increases were partially offset by a decline in the number of our basic cable customers by 2,798, or 0.7%.

Average revenue per customer per month (ARPU) increased to $35.38 for the second quarter ended June 30, 2004, from $31.98 for the same period in 2003, representing an increase of 10.6%. This increase is due to price increases and customer conversions from analogue to digital, providing higher revenue per customer. The ARPU would have been $36.29, or a 13.5% increase if we exclude the impact of the change in accounting policy.

Directs costs increased $1.9 million, or 16.0%, to $13.8 million for the second quarter ended June 30, 2004 from $11.9 million for the same period in 2003. This increase is mainly due to higher volume of sales of set-top boxes to digital cable customers, partially offset by lower cost of this equipment. Direct costs for cable television services for the second quarter of 2004, which consist of programming costs, were higher than for the same period in 2003 due to an increase in the number of our digital customers.

Operating and administrative expenses increased by $1.2 million, or 8.5%, to $15.3 million for second quarter ended June 30, 2004 from $14.1 million in 2003. The increase is due to the change in the percentage of operating and administrative expenses recharged by the parent company which is based on the number of customers, partially offset by the deferral of $0.8 million of connection incremental and direct costs due to the adoption of the aforementioned new accounting policy.

Depreciation and amortization expenses for the second quarter of 2004 were $3.9 million, an increase of $0.4 million, or 11.4%, from $3.5 million for the same period in 2003. This increase was attributable to ongoing capital expenditures required to support an increased number of Internet access customers, network extensions and maintenance capital.

Financial expenses for the second quarter 2004 were $6.8 million, as compared to $1.3 million for the same period in 2003, an increase of $5.5 million, or 423%. The increase was attributable to the payment of $4.4 million of interest expense on the new $165.0 million deeply subordinated debt with Vidéotron (1998) Ltée, an affiliated company, which was compensated by a $4.5 million dividend income related to the $165.0 million investment in Vidéotron (1998) Ltée. We also received lower interest revenues due to payments of amounts receivable from the parent company and made a lower foreign exchange gain on short-term monetary items.

We recorded a foreign exchange loss of $3.2 million on US dollar-denominated long-term debt as compared to a gain of $9.1 million in 2003.

Income taxes for the second quarter ended June 30, 2004 was $1.0 million, compared to $6.2 million for the same period in 2003, representing an effective tax rate of 17.9% compared to 33.5% in 2003, a decrease of 15.6% based on income before income taxes. This reduction is mainly due to the $165.0 million tax consolidation transactions with Vidéotron (1998) Ltée in which we receive non taxable dividends and pay deductible interests, partly offset by losses on foreign currency denominated debt compared to gains in 2003.

Six months ended June 30, 2004

Consolidated Statements of Income

Consolidated operating revenues for the six months ended June 30, 2004 were $88.0 million, compared to $80.5 million for the same period in 2003, an increase of $7.5 million, or 9.3%. The increase would have been $8.6 million or 10.7% if we exclude the impact of the change in accounting policy.

Average revenue per customer per month (ARPU) increased to $35.17 for the six months ended June 30, 2004, from $31.84 for the same period in 2003, representing a 10.5% increase. The ARPU would have been $35.62, or a 11.9% increase if we exclude the impact of the change in accounting policy.

Directs costs increased by $6.7 million, or 28.0%, to $30.6 million for the six months ended June 30, 2004 from $23.9 million for the same period in 2003. This increase is mainly attributable to higher programming costs due to an increase in the number of our digital customers. This addition of new customers also had a direct impact on the costs of sales of set-top boxes, partially offset by a lower cost of this equipment.

Operating and administrative expenses decreased by $1.1 million, or 3.6%, to $29.4 million for six months ended June 30, 2004 from $30.5 million for the same period in 2003 due to the deferral of $0.8 million of connection incremental and direct costs due to new accounting policy.

Depreciation and amortization expenses for the six months ended June 30, 2004 were $7.8 million, an increase of $0.8 million, or 11.4%, from $7.0 million for the same period in 2003. This increase was attributable to ongoing capital expenditures required to support an increased number of Internet access customers, network extensions and maintenance capital.

Financial expenses for the six months ended June 30, 2004 were $12.5 million, as compared to $3.3 million for the same period in 2003, an increase of $9.2 million, or 279%. The increase was attributable to the payment of $8.1 million of interest expense on the new $165.0 million deeply subordinated debt with Vidéotron (1998) Ltée, an affiliated company, which was compensated by a $8.3 million dividend income related to the $165.0 million investment in Vidéotron (1998) Ltée. We also received lower interest revenues due to payments of amounts receivable from the parent company and made a lower foreign exchange gain on short-term monetary items.

We recorded a foreign exchange loss of $4.4 million on US dollar-denominated long-term debt as compared to a gain of $17.4 million in 2003.

Income taxes for the second quarter ended June 30, 2004 was $2.0 million, compared to $8.5 million for the same period in 2003, representing an effective tax rate of 17.1% compared to 25.5% in 2003, a decrease of 8.4% based on income before income taxes. This reduction is mainly due to the $165.0 million tax consolidation transactions with Vidéotron (1998) Ltée in which we receive non taxable dividends and pay deductible interests, partly offset by losses on foreign currency denominated debt compared to gains in 2003.

Liquidity and Capital Resources

Cash provided by operating activities during the six months ended June 30, 2004 was $82.5 million, as compared to $5.6 million for the same period in 2003, an increase of $76.9 million. Cash flows from operations before changes in non-cash operating items, amounted to $25.6 million for the six months ended June 30, 2004 compared to $22.6 million for the same period in 2003. This $3.0 million increase is mainly due to improved revenues and a reduction in income tax. Changes in non-cash operating items provided $56.9 million in the six months ended June 30, 2004, as compared to $17.0 million used for the same period in 2003, an increase of $73.9 million. The variation in non-cash operating items was mainly due to the repayment of amounts receivable from the parent company in consideration of a $70.0 million reduction in our paid-up capital on common shares.

The total cash flows used by investing activities for the six months ended June 30, 2004 were $177.4 million as compared to $5.6 million for the same period last year, an increase of $171.8 million, mainly due to the acquisition of preferred shares, Series D, of Vidéotron (1998) Ltée, an affiliated company, for an amount of $165.0 million. During the six months ended June 30, 2004, we invested $12.6 million in capital expenditures compared to $5.7 million during the same period in 2003. The Company continued to focus on success driven capital spending and maintaining the network in very good condition.

Cash flows generated from financing activities were $95.0 million in the six months ended June 30, 2004 as compared to used cash flows of $15 thousands for the same period in 2003. On January 16, 2004, we borrowed $165.0 million in the form of a deeply subordinated debt from an affiliated company, Vidéotron (1998) Ltée, and used the whole proceeds of this loan to purchase 165,000 preferred shares, series D of Vidéotron (1998) Ltée. The Company also reduced its issued and paid-up capital on common shares for a total amount of $70.0 million.

As at June 30, 2004, the Company’s cash position was to $0.2 million compared to $0.1 million at the end of the same period in 2003.

Management believes that cash flows from operations and available sources of financing should be sufficient to cover cash requirements for capital investment, interest payments and mandatory debt repayment.

Risks and Uncertainties

Competition is very intense in television services distribution. Our principal competitors include off-air television and providers of other entertainment, direct broadcast satellite, private cable, other cable distribution and wireless distribution. Competition is also intense in high-speed Internet access from digital subscriber line (DSL) technology.

The cable and Internet access industries are experiencing rapid and significant technological changes, which may result in alternative means of transmission and which could have a materially adverse effect on our business, financial condition or results of operations. We may not be able to successfully compete with existing or newly developed alternative technologies or may be required to acquire, develop or integrate new technologies ourselves.

No material changes in main risk factors and uncertainties have occurred since December 31, 2003. For more details and descriptions of our risks and uncertainties, please refer to our 2003 Form 20-F Report and our 2003 Annual Financial Statements.

Regulation

We are subject to extensive government regulations mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both of which are administered by the Canadian Radio-television and Telecommunications Commission. Changes to the regulations and policies governing broadcast satellite services, the introduction of new regulations or policies or terms of license could have a material effect on our business, financial condition or results of operations.

CF CABLE TV INC. Interim Consolidated Statements of Operations (Unaudited) Three month and six-month periods ended June 30, 2003 and 2004 (in thousands of Canadian dollars)

	Three-month period ended June 30		Six-month period ended June 30
	2003	2004	2003	2004

	(Restated)		(Restated)

Operating revenues	$40,247	$44,187	$80,504	$87,992

Direct costs	11,887	13,808	23,886	30,568

	28,360	30,379	56,618	57,424

Operating and administrative expenses	14,105	15,288	30,456	29,434

Operating income before the undernoted	14,255	15,091	26,162	27,990

Depreciation and amortization (note 2)	3,519	3,907	7,004	7,760

Financial expenses (note 3)	1,343	6,778	3,341	12,532

(Gain) loss on foreign currency
long-term debt	(9,095)	3,244	(17,396)	4,363

Dividend income from an affiliated company	—	(4,513)	—	(8,282)

Income before the undernoted	18,488	5,675	33,213	11,617

Income taxes:
Current	157	641	324	808
Future	6,042	376	8,153	1,182

	6,199	1,017	8,477	1,990

	12,289	4,658	24,736	9,627

Share in results of a company subject to
significant influence	(9)	20	27	58

Non-controlling interest in
a subsidiary	—	—	—	(1)

Net income	$12,280	$4,678	$24,763	$9,684

See accompanying notes to the unaudited interim consolidated financial statements. - 8 -

CF CABLE TV INC. Interim Consolidated Statements of Retained Earnings (Deficit) (Unaudited) Three month and six-month periods ended June 30, 2003 and 2004 (in thousands of Canadian dollars)

	Three-month period ended June 30		Six-month period ended June 30
	2003	2004	2003	2004

	(Restated)		(Restated)

Balance at beginning
As previously reported	$(17,519)	$11,241	$(35,639)	$6,235
Changes in accounting
principles (note 1)	—	—	5,637	—

As restated	(17,519)	11,241	(30,002)	6,235

Net income	12,280	4,678	24,763	9,684

Balance at end	$(5,239)	$15,919	$(5,239)	$15,919

See accompanying notes to the unaudited interim consolidated financial statements. - 9 -

CF CABLE TV INC. Interim Consolidated Balance Sheets (Unaudited) As at December 31, 2003 and June 30, 2004 (in thousands of Canadian dollars)

	December 31, 2003	June 30, 2004

Assets

Current assets:
Cash	$155	$197
Account receivable	—	2
Amounts receivable from parent company	75,266	9,525
Amounts receivable from affiliated companies	2,762	3,141
Advances to parent company	733	733
Income taxes receivable	—	142
Inventories	454	523
Prepaid expenses	179	664

	79,549	14,927

Futures income taxes	1,295	1,295
Fixed assets	195,582	197,220
Goodwill	167,892	167,892
Deferred charges	4,412	4,755
Investments	976	1,035
Investments in an affiliated company	—	165,000

	$449,706	$552,124

Liabilities and Shareholder’s Equity

Current liabilities:
Issued and outstanding cheques	$51	$13
Accounts payable and accrued liabilities	29,786	20,503
Amounts payable to affiliated companies	317	283
Deferred revenue and prepaid services	19,410	19,634
Income tax payable	45	642

	49,609	41,075

Deferred revenue	—	733
Foreign exchange forward contract	—	1,543
Future income taxes	34,760	35,942
Long-term debt	98,015	100,835
Due to parent company (note 4)	25,969	25,969
Due to an affiliated company (note 4)	—	165,000
Non-controlling interest in a subsidiary	10	—

	208,363	371,097
Shareholder’s equity:
Share capital (note 5)	235,000	165,000
Contributed surplus	108	108
Retained earnings	6,235	15,919

	241,343	181,027

	$449,706	$552,124

Contingencies (note 7) See accompanying notes to the unaudited interim consolidated financial statements. - 10 -

CF CABLE TV INC. Interim Consolidated Statements of Cash Flows (Unaudited) Three month and six-month periods ended June 30, 2003 and 2004 (in thousands of Canadian dollars)

	Three-month period ended June 30		Six-month period ended June 30
	2003	2004	2003	2004

Cash flows from operating activities:
Net income	$12,280	$4,678	$24,763	$9,684
Adjustments for the following items:
Depreciation and amortization	3,585	3,973	7,137	7,893
Future income taxes	6,042	376	8,153	1,182
Share in the results of a company subject to
significant influence	9	(20)	(27)	(58)
Loss on disposal of fixed assets	—	3,031	—	3,031
(Gain) loss on foreign currency denominated debt	(9,095)	3,244	(17,396)	4,363
Non-controlling interest in a subsidiary	—	—	—	1
Other items	—	(531)	—	(531)

Cash flows from operations	12,821	14,751	22,630	25,565

Net change in non-cash operating items:
Accounts receivable	2	—	(10)	(2)
Current income taxes	(159)	441	(679)	455
Net amounts receivable and payable
from/to affiliated companies	(10,765)	(10,308)	(13,782)	65,328
Inventories	(20)	(51)	(16)	(69)
Prepaid expenses	49	(98)	(77)	(485)
Accounts payable and accrued liabilities	2,312	2,923	(1,652)	(9,284)
Deferred revenue	(424)	1,097	(765)	957

	(9,005)	(5,996)	(16,981)	56,900

Cash flows from operating activities	3,816	8,755	5,649	82,465

Cash flows from investing activities:
Acquisition of fixed assets	(3,247)	(8,394)	(5,713)	(12,641)
Proceeds on disposal of fixed assets	—	267	—	267
Acquisition of non-controlling interest	—	—	—	(11)
Investment in an affiliated company	—	—	—	(165,000)
Other	88	—	88	—

Cash flows used in investing activities	(3,159)	(8,127)	(5,625)	(177,385)

Cash flows from financing activities:
Repayment of long-term debt	(8)	—	(15)	—
Due to an affiliated company	—	—	—	165,000
Redemption of capital shares	—	—	—	(70,000)

Cash flows from (used in) financing activities	(8)	—	(15)	95,000

Net change in cash and cash equivalents	649	628	9	80

Cash and cash equivalents at beginning of period	(580)	(444)	60	104

Cash and cash equivalents at end of period	$69	$184	$69	$184

Cash and cash equivalents are comprised of:
Cash	$119	$197	$119	$197
Issued and outstanding cheques	(50)	(13)	(50)	(13)

	$69	$184	$69	$184

See accompanying notes to the unaudited interim consolidated financial statements. - 11 -

CF CABLE TV INC. Notes to Interim Consolidated financial statements (unaudited) Three month and six-month periods ended June 30, 2003 and 2004

1.	Basis of presentation and accounting changes:

The Company is a distributor of pay-television services in the Province of Québec providing cable television and Internet access services.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual Consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the December 31, 2003 audited consolidated financial statements and the notes below:

Changes in accounting policies:

a)	Reconnection costs:

During the fourth quarter of 2003, the Company revised its accounting of reconnecting costs. Up to the end of the third quarter of 2003, the costs of reconnecting customers, which included material, direct labour, and certain overhead charges were capitalised to the fixed assets and depreciated over a three-year or four-year period on a straight-line basis.

The Company changed its accounting policies to expense, as they are incurred, the costs of reconnecting customers. These changes have been applied retroactively and have had the following effects for the three-month and the six-month periods ended June 30, 2003:

•	The operating costs increased by $343,000 and $558,000;

•	The depreciation expense decreased by $279,000 and $557,000;

•	The income tax expense increased by $36,000 and $29,000; and

•	The net income decreased by $100,000 and $30,000.

b)	Revenue recognition and revenue arrangements with multiple deliverables:

In 2004, the Company revised and adopted its accounting policy for the timing of revenue and expense recognition regarding connection fees, based on the CICA Emerging Issues Committee Abstract 141 and 142. The Company chose to adopt the new policy prospectively without restatement of prior periods.

Effective January 1, 2004, connection fee revenues are now deferred and are recognized as revenue over the average period that customers are expected to remain connected to the network, estimated to be 30 months. The incremental and direct costs related to the connection fees, in an amount not exceeding the revenue, are now deferred and are recognized as an operating expense over the same 30-month period. Previously, the connection fees and their related incremental and direct costs, were recognized immediately in the operating revenues and expenses. This change in accounting policy had no effect on reported operating income and net income. Deferred revenue and deferred charges increased by $1.1 million and $0.8 million, respectively, as of June 30, 2004.

- 12 -

CF CABLE TV INC. Notes to Interim Consolidated financial statements (continued) (unaudited) Three month and six-month periods ended June 30, 2003 and 2004

2.	Depreciation and amortization:

	Three-month period ended June 30		Six-month period ended June 30
	2003	2004	2003	2004

(in thousands of Canadian dollars)

Fixed assets	$3,491	$3,880	$6,949	$7,705
Deferred charges	28	27	55	55

	$3,519	$3,907	$7,004	$7,760

3.	Financial expenses:

	Three-month period ended June 30		Six-month period ended June 30
	2003	2004	2003	2004

(in thousands of Canadian dollars)

Third parties:
Interest on long-term debt	$2,498	$2,344	$5,013	$4,617
Amortization of deferred financing costs	66	66	133	133
Gain on foreign currency
short-term monetary items	(503)	(12)	(527)	(58)
Other interest and penalty charges	3	14	1	30

	2,064	2,412	4,620	4,722

Parent company:
Interest income	(721)	(44)	(1,279)	(283)

Companies under common control:
Interest expense	—	4,410	—	8,093

	$1,343	$6,778	$3,341	$12,532

- 13 -

CF CABLE TV INC. Notes to Interim Consolidated financial statements (continued) (unaudited) Three month and six-month periods ended June 30, 2003 and 2004

4.	Due to parent or affiliated companies:

	December 31, 2003	June 30, 2004

(in thousands of Canadian dollars)
Inter-company Deeply Subordinated Debt, bank prime rate
plus 2% and repayable after the total repayment of
the Senior Secured First Priority Notes	$25,969	$25,969

Deeply Subordinated Debt (a)	—	165,000

	$25,969	$190,969

a)	Deeply Subordinated Debt:

On January 16, 2004, the Company borrowed $165.0 million from Vidéotron (1998) Ltée, an affiliated company. This loan bears interest at 10.75% and matures on January 16, 2019. The repayment of capital and interest on the inter-company Deeply Subordinated Debt is subordinated to the repayment of the Senior Secured First Priority Notes maturing in 2007. On the same date, the Company, invested the whole proceeds from this loan into 165,000 Preferred Shares Class “D” of Vidéotron (1998) Ltée carrying a fixed annual cumulative preferred dividend of 11%.

5.	Share capital:

Authorised :

100,000,000 preferred shares, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, without voting rights, carrying a fixed annual cumulative preferred dividend at a rate equal to the prime rate of the lead banker of the Company plus 2.25% and redeemable.

100,000,000 common shares, without par value, with voting rights and participating

	December 31, 2003	June 30, 2004

(in thousands of Canadian dollars)
Issued and paid:
5,000,230 common shares	$235,000	$165,000

On January 16, 2004, the Company reduced its issued and paid-up capital on common shares for a total amount of $70.0 million.

- 14 -

CF CABLE TV INC. Notes to Interim Consolidated financial statements (continued) (unaudited) Three month and six-month periods ended June 30, 2003 and 2004

6.	Employee future benefits:

The following table presents the Company’s net benefit costs:

	Three-month period ended		Six-month period ended
	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004

	(in thousands of Canadian dollars)

Net benefit costs	$3	$2	$6	$4

7.	Contingencies and guarantees:

a)	Contingencies:

In 1999, the purchaser of a business sold by the parent Company initiated an arbitration by which he claimed an amount of $8.6 million as a reduction of the purchase price of the business. It is not possible at this stage to determine the outcome of this claim.

In the normal course of business, the Company is a party to various claims and lawsuits. Even though the outcome of these various pending cases as at June 30, 2004, cannot be determined with certainty, the Company believes that their outcome will not have a material adverse impact on its financial position or operating results.

b)	Guarantees:

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. As at June 30, 2004, the maximum exposure in respect of these guarantees is $0.4 million and no amount has been recorded in the financial statements.

8.	Comparative figures

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted in the current period.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CF CABLE TV INC.

(Signed) Yvan Gingras ————————————————
By:	Yvan Gingras Executive Vice-President, Finance and Operations

Date: August 26, 2004